[Letterhead of Vorys, Sater, Seymour and Pease, LLP]

December 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation – Pre-Effective Amendment No. 1 to
Registration Statement on Form S-3 (File No. 333-221607)

Dear Sir or Madam:

On behalf of Central Federal Corporation (the “Company”), we submit to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registration Statement on Form S-3 originally filed by the Company on November 16, 2017 (the “Registration Statement”). The purpose of the Pre-Effective Amendment is to add the information required by Instruction 7 to General Instruction I.B.6 to Form S-3 to the outside front cover of the prospectus.

The Staff may direct any questions or comments regarding this filing by telephone to the undersigned at (614) 464-5465.

Sincerely,

/s/ Anthony D. Weis

Anthony D. Weis

cc:	Timothy T. O’Dell

President and Chief Executive Officer

Central Federal Corporation